Exhibit (a)(2)

NEWS	FOR IMMEDIATE RELEASE
CORPORATE PROPERTY ASSOCIATES 14
OPPOSES UNSOLICITED, OPPORTUNISTIC TENDER OFFER
          NEW YORK, New York, November 9, 2010—Corporate Property Associates 14 Incorporated (CPA®:14), a publicly held, non-listed, real estate investment trust (REIT) managed by W. P. Carey & Co. LLC, announced today that it is recommending to its shareholders that they reject the recent tender offer by MacKenzie Patterson Fuller, LP, and certain of its affiliates (collectively, the “Offerors”), to purchase up to 500,000, or 0.58%, of the total outstanding shares of CPA®:14 common stock at a price of $6.00 per share (the “Tender Offer”).
          BASED ON ITS REVIEW OF THE TENDER OFFER MATERIALS, CPA®:14’S BOARD OF DIRECTORS (THE “BOARD”) RECOMMENDS THAT SHAREHOLDERS NOT TENDER THEIR SHARES OF CPA®:14 IN THE TENDER OFFER.
In arriving at its recommendation, the Board considered the various factors outlined below.
The Board believes that the $6.00 offer price is lower than CPA®:14’s probable current per share market value. The Board believes that the $6.00 per share being offered is substantially less than CPA®:14 shares’ likely per share value in a transaction between a willing seller and a willing buyer, without any exigent circumstances. In assessing the probable market value of CPA®:14’s shares, the Board considered a variety of factors, including the following:
•	Although CPA®:14’s shares are not listed on any stock exchange, CPA®:14 has reviewed published information on secondary market transactions. While secondary market trading volume is limited, the most recent data available indicates that, from 6/1/10 to 8/31/10, secondary market prices of CPA®:14 ranged from $9.00 to $10.03 per share, with a volume weighted average price of $9.60 per share.

•	The estimated net asset value (“NAV”) of CPA: 14 shares as of December 31, 2009—which is the most recently published annual NAV—was determined to be $11.80 per Share, a full $5.80 per share above the Tender Offer price. However, given recent market volatility, there can be no assurance that, if we were to calculate an estimated NAV on an interim basis, it would not be less than $11.80 per share. Factors used to calculate NAV per share include estimates of the fair market value of the registrant’s real estate and mortgage debt, which were provided by a third party.
CPA®:14 has paid 50 consecutive quarterly cash distributions, totaling $9.28 per share since its inception, and in October it made its latest quarterly cash distribution of $0.2001 per share. CPA®:14’s last distribution represents an annualized yield of 8.38%. Although the Board cannot provide any guarantee that CPA®:14 will maintain its recent rate of distributions in the future, the Board believes that CPA®:14’s distribution history provides a reasonable basis for concluding that distributions are likely to continue and will provide a reasonable yield that shareholders participating in the Tender Offer will lose by selling their shares to the Offerors.
The Tender Offer price may be less than advertised. Because distributions to shareholders made after the date of the Tender Offer, October 27, 2010, will be deducted from the offer price, a tendering shareholder may receive less than $6.00 per share. The next quarterly distribution, if made during the Tender Offer, will be deducted from the offer price.
There is no guarantee that the Tender Offer can or will be completed as soon as the Offerors imply. The Offerors cannot “rush” shareholders their payment and shareholders cannot get their “cash now” because the Tender Offer must be completed before any shares can be purchased, and the Tender Offer does not expire until December 10th at the earliest. Even assuming the offer is not extended by the Offerors or earlier terminated, the very earliest tendering shareholders could reasonably expect to receive payment is December 13, 2010. So, shareholders wishing to sell their shares may find a ready buyer in a secondary market before they could be paid by the Offerors. Additionally, because the tax year may end before shareholders receive any payment for their tendered shares, any sale in the Tender Offer motivated by tax planning needs should be evaluated very carefully in light of the risk that the Tender Offer may be consummated in 2011, or not consummated at all.
The Tender Offer can be amended or terminated with little notice to shareholders. The Tender Offer will be held open for an additional ten business days if the price or the number of shares sought changes, but other material terms could be changed with very little notice: the MPF Bidders expressly reserve the right to amend the terms of the Tender Offer at any time before it expires. The Tender Offer is subject to conditions, and even if the conditions are satisfied, the Offerors could amend the Tender Offer to terminate it at any time. Earlier this year, a similar registered tender offer for a small percentage of CPA 14 shares was initiated and then subsequently terminated by the offeror without relying on or citing to any condition to its offer. As such, the Board believes the Tender Offer gives rise to similar risks of unexpected termination and/or amendment.
The depositary is one of the Offerors, which means that the Offerors could have access to tendering shareholders’ shares before the Offerors even pay the purchase price. The Board believes that the use of an affiliated depositary carries unnecessary risks for shareholders participating in the Tender Offer. Because the depositary is one of the Offerors, the Board does not have confidence that tendering shareholders who choose to withdraw their shares from the Tender Offer will promptly have their shares returned to them.
The Board believes that the timing of the tender offer may be intended to take advantage of a potential liquidity event. In its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 as filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2010, CPA®:14 referred to its earlier announcement that it believed it had recently seen an easing of the global economic and financial crisis that had severely curbed liquidity in the credit and real estate financing markets and that, as a result, it had asked its advisor, W. P. Carey & Co. LLC (“WPC”) and its affiliates, to recommence its previously postponed review of possible liquidity alternatives for CPA®:14. In that Report, CPA®:14 announced that its Board formed a special committee of independent directors (the “Special Committee”) to explore possible liquidity alternatives, including any proposed by the advisor, and that the Special Committee had retained legal and financial advisors. A liquidity transaction could take a variety of forms, including, without limitation, a merger with another WPC-sponsored CPA® REIT, sales of assets, either on a portfolio basis or individually, and/or listing shares on a stock exchange. However, it should be noted that the execution of any such transaction could be affected by a variety of factors, such as the availability of financing on acceptable terms and conditions in the economy generally, many of which are beyond the control of CPA®:14. As a result, there can be no assurance that any liquidity transaction will occur in the near future or at all or, if such a transaction does occur, what form it will take or the amount of cash or other consideration that shareholders would receive from such a transaction.
The fact that CPA®:14’s common stock is not listed on a national securities exchange, such as the New York Stock Exchange or NASDAQ, makes it a target for abusive “mini tenders.” These tender offers are frequently intended to catch investors off-guard and rely on investors’ natural assumption that the tender offer price is a premium price to that available in the open market. But it almost never is.
•	Mini tenders rely on misinformation to convince shareholders to sell their shares at prices lower than they might otherwise receive by selling on the secondary market. Because CPA®:14 has been a target of mini tender offers before, the Board is concerned about any tender offer made for a small portion of CPA®:14’s outstanding shares, or at an apparently below-market price, and is alert for possible misrepresentations and omissions in tender offer documents used in such offers.

•	In April 2010, the Offerors commenced a tender offer to purchase less than 5% of the total outstanding shares of CPA®:14 for just $5.00 per share. The Board believes that low tender offer prices may distort the view of some shareholders of the value of CPA®:14’s shares.

•	Although the Tender Offer is technically not a mini tender, the Board believes it shares certain common features with mini tenders, such as misleading disclosure, a low offer price, and only a small percentage of shares is sought.

•	The SEC has provided investors with a set of tips to help them protect themselves from abusive mini tender practices. The SEC’s tips can be found at: http://www.sec.gov/investor/pubs/minitend.htm.

•	We strongly encourage CPA®:14’s shareholders to read all Tender Offer materials carefully and to consider the SEC’s tips in reviewing the Tender Offer materials.
          In arriving at its recommendation that CPA®:14 shareholders should not tender their shares in the Tender Offer, the Board did not specifically weight any of the above factors. Shareholders should consider each factor as being highly material to the Board’s recommendation. Shareholders must make their own analysis of the Tender Offer and their own determination on whether they should tender their CPA®:14 shares in the Tender Offer or refrain from tendering.
          Consistent with the SEC’s tips for avoiding fraudulent or deceptive “mini tenders,” the Board recommends that any shareholder of CPA®:14 who is considering the Tender Offer take at least the following precautions to protect themselves from being misled:
•	Read the Tender Offer documents carefully.

•	Read CPA®:14’s quarterly and annual reports, which are filed with the SEC and can be found at www.sec.gov or www.cpa14.com.

•	These reports contain very important information on the financial performance of CPA®:14 and provide a basis for you to evaluate the price offered in the Tender Offer.

•	Familiarize yourself with the secondary market options for selling your CPA®:14 shares.
          For more information regarding this offer as well as any updates, please visit our website at www.cpa14.com or contact our Investor Relations Team at 1-800-WP CAREY (1-800-972-2739) or IR@wpcarey.com.
About CPA®:14
          Corporate Property Associates 14 Incorporated (CPA®:14) is a publicly held non-traded real estate investment trust (REIT) that provides long-term financing solutions to quality companies throughout the United States and Europe. A member of the nearly $10 billion W. P. Carey Group, CPA®:14 seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant creditworthiness, building lasting relationships and investing in a broadly diversified portfolio of real estate assets. CPA®:14’s investments are highly diversified, comprising contractual agreements with approximately 87 long-term corporate obligors for 309 properties located in five countries. http://www.cpa14.com
Forward-Looking Statements
Certain statements made in this press release are “forward-looking statements.” These forward-looking statements may contain the words “intend,” “anticipate,” “expect,” “plan,” “predict,” “estimate,” “project,” “will be,” “will continue,” “will likely result” or other similar words and phrases. Risks and uncertainties exist that may cause results to differ materially from those set forth in these forward-looking statements. Such risks and uncertainties are disclosed in CPA®:14’s past and current filings with the SEC. The forward-looking statements speak only as of the date they are made. Except as required by law, CPA®:14 does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.
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